Exhibit 1

FOR IMMEDIATE RELEASE	9 March 2015

|	2014 Preliminary Results

■	Despite 6-7% currency headwinds, another record year
■	Reported billings at £46.186 billion, up 6.8% in constant currency
■	Reported revenue up 4.6% at £11.529 billion, up 9.9% at $18.956 billion in dollars and up 10.4% at €14.323 billion in euros
■	Constant currency revenue up 11.3%, like-for-like revenue up 8.2%
■	Constant currency net sales up 6.3%, like-for-like net sales up 3.3%
■	Reported net sales margin of 16.7%, up 0.2 margin points vs last year, up 0.3 margin points, on a constant currency basis in line with full year margin target
■	Headline profit before interest and tax £1.681 billion, up 1.1% and up 8.0% in constant currency
■	Headline profit before tax £1.513 billion, up 3.7% and up 11.6% in constant currency, crossing £1.5 billion for the first time
■	Profit before tax £1.452 billion, up 12.0%, up 21.3% in constant currency
■	Profit after tax £1.152 billion, up 13.8%, up 23.1% in constant currency
■	Headline diluted earnings per share of 84.9p, up 5.1%, up 12.6% in constant currency
■	Return on equity up to 15.0% in 2014, up 0.6 percentage points on 2013 versus a weighted average cost of capital of 6.1% in 2014
■	Dividends per share of 38.2p, up 11.7%, pay-out ratio of 45% versus 42% last year, in line with the re-targeted dividend pay-out ratio for 2014 one year ahead of original schedule
■	Constant currency net debt £2.275 billion at 31 December 2014, down £21 million on same date in 2013, with average net debt in 2014 flat at £3.001 billion against 2013
■	Net new business of £5.831 billion ($9.330 billion) in the year with the Group first in new business league tables for the third year in a row
■	Good start to 2015 with January like-for-like revenue up 6.7% and net sales up 3.9%
■	Including associates and investments, revenue totals almost $27 billion annually and people average over 188,000

Key figures

£ million	2014	Δ	reported	[1]	Δ	constant	[2]	2013
Billings	46,186		-%			6.8%		46,209
Revenue	11,529		4.6%			11.3%		11,019
Net Sales	10,065		-0.1%			6.3%		10,076
Headline EBITDA[3]	1,910		0.7%			7.5%		1,896
Headline PBIT[4]	1,681		1.1%			8.0%		1,662
Net sales margin[5]	16.7%		0.2*			0.3*		16.5%
Profit before tax	1,452		12.0%			21.3%		1,296
Profit after tax	1,152		13.8%			23.1%		1,012
Headline diluted EPS[6]	84.9p		5.1%			12.6%		80.8p
Diluted EPS[7]	80.5p		15.7%			24.9%		69.6p
Dividends per share	38.20p		11.7%			11.7%		34.21p

* Margin points

Full Year highlights

■	Reported billings at £46.186 billion, up 6.8% in constant currency driven by a strong leadership position in net new business league tables
■	Revenue growth of 4.6%, with like-for-like growth of 8.2%, 3.1% growth from acquisitions and -6.7% from currency
■

Like-for-like revenue growth in all regions, led by strong growth in North America, United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and by all sectors, with particularly strong growth in advertising and media investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive)

■

Like-for-like net sales growth at 3.3%, with the gap compared to revenue growth more than the first half, as the scale of digital media purchases in media investment management and data investment management revenue continues to increase

■

Headline EBITDA growth of 0.7%, and up 7.5% in constant currency, reflecting currency headwinds, but giving 0.2 margin points improvement, to 19.0% on net sales, with like-for-like operating costs (+3.1%) rising slower than net sales

■	Headline PBIT increase of 1.1% to £1.681 billion, up 8.0% in constant currency
■	Net sales margin, a more accurate competitive comparator, up 0.2 margin points to an industry leading 16.7%, up 0.3 margin points in constant currency, in line with target
■

Exceptional gains of £196 million largely representing gains on the AppNexus and Rentrak transactions completed in the second half, together with other gains of £45 million, including gains on the re-measurement of the Group’s equity interests, partly offset by £89 million of restructuring costs, £39 million of IT transformation costs and £7 million of investment write-downs, giving a net exceptional gain of £61 million

■

Headline diluted EPS up 5.1%, up 12.6% in constant currency and reported diluted EPS up 15.7%, up 24.9% in constant currency, reflecting strong like-for-like revenue growth, acquisitions and margin improvement

■	Final ordinary dividend of 26.58p up 12.4% and full year dividends of 38.20p per share up 11.7%
■	Targeted dividend pay-out ratio of 45%, achieved in 2014, one year ahead of original schedule

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency exchange rates
[3]	Headline earnings before interest, tax, depreciation and amortisation
[4]	Headline profit before interest and tax
[5]	Headline profit before interest and tax, as a percentage of net sales
[6]	Diluted earnings per share based on headline earnings
[7]	Diluted earnings per share based on reported earnings

■

Return on equity[8] up to 15.0% in 2014, up 0.6 percentage points from 14.4% in 2013, versus a weighted average cost of capital of 6.1% in 2014 and 6.5% in 2013. During 2014 the value of the Group’s non-controlled investments rose by £398 million, to £669 million from £271 million, reflecting the increasing value of its content businesses, primarily Vice, and the technology partnerships formed during the year with AppNexus and Rentrak

■

Average net debt flat, at £3.001 billion compared to last year, at 2014 exchange rates, reflecting the significant incremental net acquisition spend and share re-purchases of £588 million, offsetting the improvements in working capital at the period end

■

Creative and effectiveness excellence recognised again in 2014 with the award of the Cannes Lion to WPP for the most creative Holding Company, for the fourth successive year, since the awards inception and another to Ogilvy & Mather Worldwide, for the third consecutive year, as the most creative agency network. In another rare occurrence in our industry, in 2014 Grey was named Global Agency of the Year 2013 by both US trade magazines Ad Age and Ad Week. For the third consecutive year, WPP was awarded the EFFIE as the most effective Holding Company

■	Strategy implementation accelerated in a pre- and post-POG (Publicis Omnicom Group) world, as sector targets for fast growth markets and digital raised from 35-40% to 40-45% over the next five years

Current trading and outlook

■	January 2015 | Like-for-like revenue up 6.7% for the month, with like-for-like net sales, a more accurate competitive comparator up 3.9%, stronger than the final quarter of 2014 and 2014 itself
■	FY 2015 budget | As in 2014, like-for-like revenue and net sales growth of over 3% and headline operating margin target improvement for both of 0.3 margin points, excluding the impact of currency
■

Dual focus in 2015 | 1. Revenue growth from leading position in faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/net sales ratio to enhance operating margins

■

Long-term targets | Above industry revenue growth, due to geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and the application of new technology; improvement in staff costs/net sales margin ratio of 0.2 to 0.4 margin points p.a. depending on net sales growth; operating margin expansion of 0.3 margin points or more on a constant currency basis; and headline diluted EPS growth of 10% to 15% p.a. from revenue growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

[8]	Return on equity is headline diluted EPS divided by equity share owners funds per share

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenue

Revenue analysis

£ million	2014	Δ	reported	Δ	constant[9]	Δ	LFL[10]	Acquisitions	2013
First half	5,469		2.7%		11.3%		8.7%	2.6%	5,327
Second half	6,060		6.5%		11.3%		7.7%	3.6%	5,692
Full year	11,529		4.6%		11.3%		8.2%	3.1%	11,019

Net Sales analysis

£ million	2014	Δ	reported	Δ	constant	Δ	LFL	Acquisitions	2013
First half	4,792		-1.9%		6.4%		4.1%	2.3%	4,884
Second half	5,273		1.6%		6.2%		2.5%	3.7%	5,192
Full year	10,065		-0.1%		6.3%		3.3%	3.0%	10,076

Reported billings at £46.186 billion, up 6.8% in constant currency. Estimated net new business billings of £5.831 billion ($9.330 billion) were won in the year, with the Group first in net new business tables for the third year in a row. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital, media, pharmaceutical and shopper marketing assignments, which partly benefitted the latter half of 2014, but the full benefit of which will be seen in Group revenue in 2015.

Reportable revenue was up 4.6% at £11.529 billion. Revenue on a constant currency basis was up 11.3% compared with last year, reflecting foreign currency headwinds, chiefly due to the strength of the pound sterling against the US dollar and euro in the first nine months, to some extent offset by the weakness of the pound sterling against the US dollar, Japanese yen, Australian dollar and Indian rupee in the final quarter. As a number of our competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s Preliminary results in reportable US dollars and euros respectively. This shows that US dollar reportable revenue was up 9.9% to $18.956 billion and headline earnings before interest and taxes up 4.6% to $2.740 billion, which compares with the $15.318 billion and $2.05111 billion respectively of the second largest United States-based competitor. Euro reportable revenue was up 10.4% to €14.323 billion and headline earnings before interest and taxes up 7.0% to €2.100 billion, which compares with €7.255 billion and €1.18212 billion respectively of the third largest European-based competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 8.2%, with net sales up 3.3%. In the fourth quarter, like-for-like revenue was up 7.8%, following like-for-like growth in the third quarter of 7.6%, due to stronger growth in the fourth quarter in North America, the United Kingdom and Western Continental Europe, offset by lower growth in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

Operating profitability

Headline EBITDA was up 0.7% to £1.910 billion from £1.896 billion and up 7.5% in constant currencies. Group revenue is more weighted to the second half of the year across all regions and sectors, and,

[9]	Percentage change at constant currency exchange rates
[10]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[11]	EBITA, defined as operating income before interest, taxes and amortisation and including merger related costs of $9 million
[12]	Operating margin including €7 million related to merger and acquisition costs particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half. Headline operating profit for 2014 was up 1.1% to £1.681 billion from £1.662 billion and up 8.0% in constant currencies.

Net sales margin was up 0.2 margin points to 16.7% and up 0.3 margin points in constant currency, in line with the Group’s margin target, compared to 16.5% in 2013. The net sales margin of 16.7% is after charging £37 million ($63 million) of severance costs, compared with £27 million ($40 million) in 2013 and £313 million ($512 million) of incentive payments, versus £328 million ($517 million) in 2013. Constant currency operating margins improved 0.3 margin points, in line with the full year margin target. Over the last three years, reported operating margins have improved by 1.2 margin points and by 1.7 margin points, excluding the impact of currency.

Given the significance of data investment management revenue to the Group, with none of our parent company competitors presently represented in that sector, net sales is a more meaningful measure of comparative top-line growth, although we know competitors do have significant barter, telesales, food broking and field marketing operations, where the same issue may arise. Net sales is a more appropriate measure because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged. In addition, the Group’s media investment management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. We believe a number of our competitors face the same issue, and as a result reporting practices should be standardised. Thus, revenue and revenue growth rate will increase, although net sales and net sales growth rate will remain the same and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on net sales margins. In 2014 the reported headline net sales margin was up 0.2 margin points to 16.7%, achieving the highest reported level in the industry.

On a reported basis, operating margins, before all incentives13 and income from associates, were 19.1%, up 0.1 margin points, compared with 19.0% last year. The Group’s staff cost to net sales ratio, including severance and incentives, decreased by 0.3 margin points to 64.0% compared to 64.3% in 2013, indicating increased productivity.

Operating costs

During 2014, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff and property costs.

Reported operating costs14 fell by 0.5%, rose by 5.9% in constant currency and by 3.1% like-for-like. On all bases, the growth in costs was lower than the growth in revenue. Reported staff costs, excluding incentives, fell by 0.4%, up 6.1% in constant currency. Incentive payments amounted to £313 million ($512 million), which were 16.3% of headline operating profit before incentives and income from associates, compared with £328 million ($517 million) or 17.1% in 2013. Performance in parts of the Group’s data investment management custom businesses, public relations and public affairs, branding & identity, healthcare and direct, digital and interactive businesses fell slightly short of the target, maximum and super-maximum performance objectives agreed for 2014. Achievement of target generates 15% of operating profit before bonus as an incentive pool.

[13]	Short and long-term incentives and the cost of share-based incentives

[14]

Excluding direct costs, goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs (in 2014 exceptional gains were £196 million, restructuring charges and costs in relation to the IT transformation project were £128 million and investment write-downs were £7 million)

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2014 was 121,397, compared to 120,279 in 2013, an increase of 0.9%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2014 was 123,621 compared to 124,124 at 31 December 2013, a decrease of over 500 or 0.4%. These average and point-to-point data reflect the continuing sound management of headcount and staff costs in 2014 to balance revenue and costs. On the same basis revenue increased 8.2% and net sales 3.3%.

Exceptional gains and restructuring costs

As mentioned in the Group’s Third Quarter Trading Update, two technology partnerships – AppNexus and Rentrak - were announced in the second half of 2014. These two transactions gave rise to a gain of £151 million. In addition, the Group disposed of part of its investment in oOh!Media (following the IPO) and realised gains on the re-measurement of equity interests, following acquisition of controlling interests. In total, these gains amounted to £196 million, which in accordance with prior practice, have been excluded from headline profit. In the final quarter of the year, the Group took a restructuring provision of £128 million, largely for severance, to further adjust the Group’s cost base, primarily in the mature markets of Western Europe. The provision also includes costs of £39 million in relation to the IT transformation project, which will start to deliver savings in 2016.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were down 17.5% at £168.0 million, compared with £203.6 million in 2013, a decrease of £35.6 million. This reflected the beneficial impact of lower net debt funding costs and higher income from investments, partially offset by the cost of higher average gross debt, due to pre-funding of 2014 debt maturities.

The headline tax rate was 20.0% (2013 20.2%) and on reported profit before tax was 20.7% (2013 21.9%).

Earnings and dividend

Headline profit before tax was up 3.7% to £1.513 billion from £1.458 billion, or up 11.6% in constant currencies.

Reported profit before tax rose by 12.0% to £1.452 billion from £1.296 billion. In constant currencies, reported profit before tax rose by 21.3%.

Reported profit after tax rose by 13.8% to £1.152 billion from £1.012 billion. In constant currencies, profits after tax rose 23.1%.

Profits attributable to share owners rose by 15.0% to £1.077 billion from £937 million. In constant currencies, profits attributable to share owners rose by 24.2%.

Headline diluted earnings per share rose by 5.1% to 84.9p from 80.8p. In constant currencies, earnings per share on the same basis rose by 12.6%. Reported diluted earnings per share rose by 15.7% to 80.5p from 69.6p and increased 24.9% in constant currencies.

As outlined in the June 2013 AGM statement, the Board gave consideration to the merits of increasing the dividend pay-out ratio from the then current level of approximately 40% to between 45% and 50%. Following that review, the Board decided to target a further increase in the pay-out ratio to 45% over the next two years and, as a result, declared an increase of 20% in the 2013 final dividend to 23.65p per share, which together with the interim dividend of 10.56p per share, made a total of 34.21p per share for 2013, an overall increase of 20%. This represented a dividend pay-out ratio of 42%, compared to a pay-out ratio of 39% in 2012. Given your Company’s strong progress, your Board declares an increase of 12.4% in the final dividend to 26.58p per share, which together with the interim dividend of 11.62p per share, makes a total of 38.20p per share for 2014, an overall increase of 11.7%. This represents a dividend pay-out ratio of 45%, compared to a pay-out ratio of 42% in 2013. The record date for the final dividend is 5 June 2015, payable on 6 July 2015. The achievement of the targeted 45% dividend pay-out ratio one year ahead of schedule now raises the question of whether the pay-out ratio target should be raised further, a question your Board will be shortly considering.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales, revenue and net sales growth by region for 2014, as well as the proportion of Group revenue and net sales and operating profit and operating margin by region;

Revenue analysis

£ million	2014	Δ reported	Δ constant[15]	Δ LFL[16]	% group	2013	% group
N. America	3,900	4.1%	10.0%	9.5%	33.8%	3,745	34.0%
United Kingdom	1,640	16.0%	16.0%	12.9%	14.2%	1,414	12.8%
W Cont. Europe	2,569	-0.9%	5.1%	3.8%	22.3%	2,592	23.5%
AP, LA, AME, CEE[17]	3,420	4.6%	15.8%	8.0%	29.7%	3,268	29.7%
Total Group	11,529	4.6%	11.3%	8.2%	100.0%	11,019	100.0%

Net Sales analysis
£ million	2014	Δ reported	Δ constant	Δ LFL	% group	2013	% group
N. America	3,472	-2.1%	3.4%	3.0%	34.5%	3,547	35.2%
United Kingdom	1,396	7.1%	7.1%	4.8%	13.9%	1,304	12.9%
W Cont. Europe	2,143	-3.4%	2.5%	1.1%	21.3%	2,218	22.0%
AP, LA, AME, CEE	3,054	1.6%	12.5%	4.6%	30.3%	3,007	29.9%
Total Group	10,065	-0.1%	6.3%	3.3%	100.0%	10,076	100.0%

Operating profit analysis (Headline PBIT)

£ million	2014	% margin*	2013	% margin*
N. America	622	17.9%	617	17.4%
United Kingdom	221	15.8%	205	15.7%
W Cont. Europe	277	12.9%	272	12.3%
AP, LA, AME, CEE	561	18.3%	568	18.9%
Total Group	1,681	16.7%	1,662	16.5%

*	Headline PBIT to net sales

North America, with constant currency revenue growth of 10.5% in the final quarter and like-for-like growth of 9.4%, maintained the strong growth seen in the first nine months, an improvement over

[15]	Percentage change at constant currency exchange rates
[16]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[17]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

the third quarter year-to-date constant currency growth of 9.8%. Particularly strong growth was achieved in media investment management and parts of the Group’s public relations & public affairs, healthcare and direct, digital and interactive operations. On a full year basis, constant currency revenue was up 10.0%, with like-for-like up 9.5%. Net sales were up 3.4% in constant currency, with like-for-like up 3.0%.

The United Kingdom’s rate of growth in the final quarter was slightly above quarter three, with constant currency revenue up 15.0%, compared to 14.9% in quarter three, with like-for-like growth of 11.5%, well ahead of the 10.2% in quarter three. The Group’s advertising and media investment management and public relations and public affairs businesses performed particularly well. Despite the improvement in revenue, net sales slowed in the final quarter, with constant currency growth of 4.6% compared to 7.3% in quarter three, as the Group’s data investment management, branding & identity and healthcare agencies were lower. On a full year basis, constant currency revenue was up 16.0%, with like-for-like up 12.9%. Net sales were up 7.1% in constant currency, with like-for-like up 4.8%, the strongest performing region.

Western Continental Europe, somewhat contrary to the macro-economic picture, showed significant improvement in the final quarter, partly driven by acquisitions, with constant currency revenue up 7.4% and like-for-like revenue up 5.3%, compared to 5.3% and 4.3% respectively in quarter three. Similarly, net sales growth on a constant currency basis was up 4.1% in the final quarter, compared to 2.9% growth in quarter three. On a like-for-like basis, net sales were up 1.6% in the final quarter, slightly above the 1.5% growth seen in quarter three. For the year, Western Continental Europe revenue grew 3.8% like-for-like (4.8% in the second half), compared with 0.5% in 2013, with net sales growth of 1.1% like-for-like (1.6% in the second half), compared to -1.3% in 2013. Germany, Italy, the Netherlands and Turkey all showed good growth in the final quarter, but Austria, Belgium, France, Spain and Switzerland were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, revenue growth in the fourth quarter was fastest overall, as it was in quarter three, up 16.0% in constant currency and up 6.5% like-for-like. Growth in the fourth quarter was driven principally by Asia Pacific and Africa, the CIVETS18, Next 1119and the MIST20. Central and Eastern Europe, after a difficult first quarter, improved during the balance of the year, with full year like-for-like revenue growth over 6%. Constant currency net sales growth was 12.5% overall, with like-for-like net sales up 4.6%. In Asia, India, Indonesia, Vietnam and Bangladesh had double-digit like-for-like growth, with Japan and Korea more challenging.

Latin America showed some softening in the second half, with like-for-like net sales growth of 3.6% compared with 5.9% in the first half, as parts of the Group’s businesses in Brazil and Chile slowed. The Middle East improved in the final quarter, with like-for-like net sales growth over 5% and 3.5% for the full year. Africa also grew strongly, with like-for-like net sales up over 7% in the final quarter and up 5.3% full year, driven by the Group’s media investment management and public relations and public affairs businesses. In Central & Eastern Europe, like-for-like revenue was up almost 5% in the fourth quarter, down slightly from 5.3% in quarter three, with Poland, Russia and the Slovak Republic up strongly. On the same basis, full year revenue was up 6.3% with net sales up 5.1%. Full year revenue for the BRICs21, which account for over $2.4 billion of revenue, was up over 8% on a like-for-like basis, with the Next 11 and CIVETS up over 18% and over 10% respectively. The MIST was up almost 18%.

[18]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for almost $950 million revenue, including associates)
[19]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for over $950 million revenue, including associates)
[20]	Mexico, Indonesia, South Korea and Turkey (accounting for over $710 million revenue, including associates)
[21]	Brazil, Russia, India and China (accounting for almost $2.9 billion revenue, including associates)

In 2014, 29.7% of the Group’s revenue came from Asia Pacific, Latin America, Africa and the Middle East and Central & Eastern Europe – the same as 2013, with the strength of sterling against the currencies of many of the markets in the region still having a significant impact. On a net sales basis this increased to 30.3% (29.9% in 2013) compared with the Group’s strategic objective of 40-45% in the next five years.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector, as well as the proportion of Group revenue and net sales for 2014 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2014	Δ reported	Δ constant[22]	Δ LFL[23]	% group	2013	% group
AMIM[24]	5,134	12.1%	19.8%	16.1%	44.5%	4,579	41.5%
Data Inv. Mgt.	2,429	-4.7%	1.5%	0.6%	21.1%	2,549	23.1%
PR & PA25	892	-3.1%	2.6%	2.5%	7.7%	921	8.4%
BI, HC & SC26	3,074	3.5%	9.5%	4.0%	26.7%	2,970	27.0%
Total Group	11,529	4.6%	11.3%	8.2%	100.0%	11,019	100.0%

Net Sales analysis

£ million	2014	Δ reported	Δ constant	Δ LFL	% group	2013	% group
AMIM	4,502	0.9%	7.8%	5.0%	44.7%	4,464	44.3%
Data Inv. Mgt.	1,749	-5.1%	0.9%	0.6%	17.4%	1,844	18.3%
PR & PA	880	-3.0%	2.7%	2.7%	8.7%	907	9.0%
BI, HC & SC	2,934	2.5%	8.6%	2.5%	29.2%	2,861	28.4%
Total Group	10,065	-0.1%	6.3%	3.3%	100.0%	10,076	100.0%

Operating profit analysis (Headline PBIT)
£ million	2014	% margin*	2013	% margin*
AMIM	836	18.6%	824	18.5%
Data Inv. Mgt.	273	15.6%	264	14.3%
PR & PA	139	15.8%	134	14.7%
BI, HC & SC	433	14.7%	440	15.4%
Total Group	1,681	16.7%	1,662	16.5%

* Headline PBIT to net sales

In 2014, 36% of the Group’s revenue and net sales came from direct, digital and interactive, up over 1.0 percentage point from the previous year with revenue growing well over 11% like-for-like over 2013.

[22]	Percentage change at constant currency exchange rates
[23]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[24]	Advertising, Media Investment Management

[25]	Public Relations & Public Affairs
[26]	Branding and Identity, Healthcare and Specialist Communications

Advertising and Media Investment Management

In constant currencies, advertising and media investment management was the strongest performing sector, with constant currency revenues up almost 21% in the final quarter and like-for-like up almost 15%, slightly down on the third quarter like-for-like growth of 17%. Advertising grew well in Africa and the Middle East, but was slower in the mature markets of North America and Western Continental Europe. Media investment management showed strong like-for-like growth across all regions and especially in North America, the United Kingdom and Asia Pacific.

Of the Group’s advertising networks, Ogilvy & Mather and Grey performed well, with J. Walter Thompson Worldwide performing strongly in the United Kingdom and Asia Pacific. However, the Group’s advertising businesses in Western Continental Europe generally remained challenged, with like-for-like revenue under pressure and with slower activity in North America in the fourth quarter. Growth in the Group’s media investment management businesses has been very consistent throughout the year, with constant currency and like-for-like revenue up strongly for the year, with a stronger second half. tenthavenue, the “engagement” network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like net sales growth up 14.0%. The strong revenue and net sales growth across most of the Group’s businesses, partly offset by the challenges in the Group’s advertising businesses in Western Continental Europe and North America noted above, resulted in the combined reported operating margin of this sector improving by 0.1 margin points to 18.6% and by 0.2 margin points in constant currency. In 2014, J. Walter Thompson Worldwide, Ogilvy & Mather, Y&R, Grey and United generated net new business billings of £898 million ($1.436 billion). In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £4.377 billion ($7.002 billion). The Group totalled £5.831 billion ($9.330 billion), slightly down on the record year in 2013 of £6.119 billion ($9.791 billion).

Data Investment Management

On a constant currency basis, data investment management revenue fell 1.0% in the fourth quarter, with like-for-like revenue down 1.2%, due to weaker custom sales in the United Kingdom, Asia Pacific and Latin America and continuing softness in parts of the Group’s syndicated businesses in North America. Net sales showed a similar pattern with constant currency net sales down 0.6% and down 1.0% like-for-like. On a full year basis, constant currency revenue was up 1.5%, with like-for-like revenue up 0.6%, with the second half weaker than the first half, partly the result of stronger comparatives in the second half of 2013. More significantly, net sales were stronger, with constant currency up 0.9% and like-for-like growth of 0.6% for the full year, together with an improvement in the custom research parts of the business compared with last year. There seems to be a growing recognition of the value of “real” data businesses, rather than those that depend on third party data. Reported operating margins improved 1.3 margin points to 15.6% and by 1.2 margin points in constant currency. Good cost control, the continued benefits of restructuring and the disposal of a call centre operation in the United States contributed to the improvement in operating margin. Although there has been further improvement during 2014, the slowest sub-sector continues to be like-for-like net sales growth in the custom businesses in mature markets, where discretionary spending remains under review by clients. Custom businesses in faster growth markets, although slightly weaker than 2013, remain robust, with strong like-for-like revenue and net sales growth.

Public Relations and Public Affairs

In constant currencies the Group’s public relations and public affairs businesses returned to top-line growth, with full year revenue up 2.6% in constant currency and up 2.5% like-for-like. The fourth quarter was particularly strong, up 5.1% like-for-like, with strong growth in North America, the United

Kingdom

and Asia Pacific. Burson-Marsteller, Cohn & Wolfe and the specialist public relations and public affairs businesses performed well, with H+K Strategies more challenged. An improving top-line and good control of costs resulted in the operating margin improving by 1.1 margin points to 15.8% and by 1.3 margin points in constant currency.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at 11.2% in the fourth quarter, with like-for-like growth of 4.3%, an improvement over the third quarter. Net sales were up 9.7% in the fourth quarter with like-for-like up 1.5%, similar to the third quarter. Full year revenue was up 9.5% in constant currency and 4.0% like-for-like. The Group’s direct, digital and interactive businesses, especially OgilvyOne, JWT Mirum (the digital arm of J. Walter Thompson Worldwide), WPP Digital, VML and AKQA performed strongly, with parts of the Group’s healthcare and branding & identity businesses slower. Operating margins, for the sector as a whole, fell 0.7 margin points to 14.7% and by 0.6 margin points in constant currency, as parts of the Group’s direct, digital and interactive businesses in Western Continental Europe, together with branding & identity and healthcare slowed.

Client review

Including associates, the Group currently employs almost 179,000 full-time people (up marginally from the previous year) in over 3,000 offices in 111 countries. It services 355 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 71 of the NASDAQ 100 and 826 national or multi-national clients in three or more disciplines. 534 clients are served in four disciplines and these clients account for over 53% of Group revenue. This reflects the increasing opportunities for co-ordination and co-operation or horizontality between activities, both nationally and internationally, and at a client and country level. The Group also works with 426 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. Horizontality is clearly becoming an increasingly important part of our client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In 2014, operating profit was £1.507 billion, depreciation, amortisation and goodwill impairment £393 million, non-cash share-based incentive charges £102 million, net interest paid £179 million, tax paid £290 million, capital expenditure £214 million and other net cash outflows £151 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £1.168 billion.

This free cash flow was absorbed by £495 million in net cash acquisition payments and investments (of which £34 million was for earnout payments, with the balance of £461 million for investments and new acquisition payments net of disposal proceeds), £511 million in share buy-backs and £460 million in dividends, a total outflow of £1.466 billion. This resulted in a net cash outflow of £298 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2014 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media, data investment management and horizontality, the Group completed 65 transactions in the year; 36 acquisitions and investments were in new markets, 53 in quantitative and digital and one in healthcare in the United States. Of these, 25 were in both new markets and quantitative and digital.

Specifically, in 2014, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, the United States, the United Kingdom, France, the Netherlands, Poland, Russia, Turkey, the Middle East, South Africa, Peru, Australia, China, India and Vietnam; in data investment management in the United States, the United Kingdom, France, Italy, the Netherlands, Romania, Spain, the Kingdom of Saudi Arabia and the United Arab Emirates; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom, China and Vietnam; in healthcare in the United States.

There appears to be some growing evidence that excessive, competitive acquisition pricing together with lower standards for compliance, driven by a desire to play catch-up are resulting in slower, and even negative growth rates for competitors with several acquired companies in Brazil, India and China.

As mentioned in the Group’s Third Quarter Trading Update, two important technology partnerships were announced in the second half, underlining one of the Group’s strategic objectives of developing data and applying technology to enhance clients’ marketing effectiveness. Firstly, in September with AppNexus, to strengthen the technology backbone of Xaxis. Secondly, in October, a similarly structured partnership with Rentrak to develop new techniques for off-line and digital television and film audience measurement. In both cases, the Group contributed technology assets and invested cash for significant minority interests. This approach enables the Group to effectively leverage its existing technology assets, without “plonking” down extravagant sums in riskily structured transactions. A trifecta of these more measured partnerships was completed with comScore, the market leader in internet audience measurement, in February 2015.

Balance sheet highlights

Average net debt in 2014 was flat at £3.001 billion, compared to 2013, at 2014 exchange rates. On 31 December 2014 net debt was £2.275 billion, against £2.240 billion on 31 December 2013, an increase of £35 million (a decrease of £21 million at 2014 exchange rates). The increased period end debt figure reflects the significant incremental net acquisition spend of £274 million and incremental share re-purchases of £314 million, more than offsetting the improvements in working capital at the period end. This trend has continued in the first five weeks of 2015, with average net debt of £2.385 billion, compared with £2.257 billion in the first five weeks of 2014, an increase of £128 million (an increase of £58 million at 2015 exchange rates). The net debt figure of £2.275 billion at 31 December, compares with a current market capitalisation of approximately £20.4 billion ($31.1 billion), giving an enterprise value of £22.7 billion ($34.6 billion). The average net debt to EBITDA ratio remains at 1.6x, at the low end of the Group’s target of 1.5-2.0x. Clearly, there is scope for more leverage.

Your Board continues to examine ways of deploying its EBITDA of over £1.9 billion (over $3.1 billion) and substantial free cash flow of almost £1.2 billion (almost $1.9 billion) per annum, to enhance share owner value. The Group’s current market value of £20.4 billion implies an EBITDA multiple of 10.7 times, on the basis of the full year 2014 results. Including year-end net debt of £2.275 billion, the Group’s enterprise value to EBITDA multiple is 11.9 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2014 is provided in Appendix 1.

Return of funds to share owners

Dividends paid in respect of 2014 will total £503 million for the year. Funds returned to share owners in 2014 totalled £0.97 billion, including share buy-backs, an increase of 63% over 2013. In 2013 funds returned to share owners were £0.59 billion. In the last five years, £2.65 billion has been returned to share owners and over the last ten years £4.3 billion.

In 2014, 41.0 million shares, or 3.0% of the issued share capital, at the top-end of our target range, were purchased at an average price of £12.45 per share, with 2.0% of the issued share capital being cancelled. So far in 2015 a total of 5.2 million shares, or 0.4% of the issued share capital, were purchased at an average price of £14.26 per share.

Current trading

January 2015 like-for-like revenue was up 6.7%, with net sales up 3.9%, reflecting both a strong start to the year and the continuing divergence between revenue and net sales in the Group’s media and data investment management businesses as noted earlier. All regions, except Latin America, were up, with Asia Pacific and Africa & the Middle East up well above the average net sales growth. All sectors strengthened, with advertising and media investment management, data investment management and direct, digital and interactive, up the strongest.

Outlook

Macroeconomic and industry context

2014, the Group’s twenty-ninth year, was another record year, following successive post-Lehman record years in 2011, 2012 and 2013. In some respects 2014 was more difficult than 2013, with the impact of the so-called faster growth markets of Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, growing more slowly than usual, offset to some extent by stronger North American and United Kingdom markets. Functionally, advertising and media investment management and direct, digital and interactive continued to prosper, whilst data investment management, public relations and public affairs and branding and identity and healthcare grew more modestly. Overall, having started the year budgeting revenue and net sales growth of over 3%, we progressively increased our forecasted revenue growth, finally achieving like-for-like revenue growth of an industry-leading 8.2%. Net sales grew more modestly at 3.3%, growing faster in the first half, than the second, although weaker and stronger comparatives respectively in 2013 are partly the reasons.

Equally importantly, we reached our margin improvement target of 0.3 margin points on a constant currency basis, through balanced control of staff costs and headcount. Despite the significant strengthening of sterling against the dollar and most of the faster growth markets’ currencies, which began in the fourth quarter of 2013 and continued for much of 2014, our margin in reportable sterling terms improved by 0.2 margin points. As a result profitability improved at all levels, whilst incentive pools were largely maintained at above target performance.

This performance was especially creditable at a time when clients were, and continue to be, faced with sluggish nominal and real GDP growth, particularly in the BRICs and Next 11 markets, and with little or no inflation and therefore limited pricing power, and with short-term institutional investment and activist investor pressure, all of which result in financial and procurement focus on reducing costs to deliver promised or expected results. Given current macro-economic and geopolitical uncertainties, these pressures within our industry are unlikely to lessen in the short-term, with clients understandably continuing to demand more for less and consolidating competitors discounting their pricing heavily or offering guarantees, particularly in media investment management, to defend their incumbent positions.

So why will the client climate remain uncertain? After all, profits as a proportion of GDP remain at record levels, corporates have deleveraged since Lehman and sit on at least $7 trillion of net cash, on solid balance sheets and on record stock market valuations. With deflation the worry, rather than inflation, fears of wage and cost inflation are limited and lessened by commodity price falls, particularly in oil and energy, which is effectively a tax reduction for consumers. All seems benign and rosy. Well, those known flapping grey swans remain and black ones can always surprise.

There still are at least five “grey swans”, although the sixth, in the case of the United Kingdom, the Scottish Referendum, seems to have flapped away, at least for the moment. Firstly, despite some improvement, the Eurozone remains fragile. True, Spain is improving, but with still unacceptably high levels of unemployment, particularly amongst the young. Italy shows a few signs of life, particularly in the North and Germany some strength, driven by the impact of a weak Euro on export prices. Some of the peripheral markets are also in better shape, like Ireland and Portugal. The European Central Bank is openly embracing quantitative easing and we have the strange counterbalancing forces of the Federal Reserve suggesting a tightening, at the same time as the Europeans, Japanese and Chinese are loosening. However, France remains difficult and shocks to the system, like Greece, could always become contagious, if settlement compromises are made. And there is the possibility of populist progress at the Spanish elections too.

Second, the litany of woes remain in the Middle East. Concerns around ISIS may have upstaged Syria, Libya, Afghanistan, Palestine and Israel, but those problems have not gone away - although there may be some scope for a nuclear agreement with Iran, thus possibly, opening up an 80 million plus people market and Egyptian prospects may have improved too and re-opened an 80-90 million plus people market.

Third, there are continuing fears around the BRICs and Next 11, particularly in relation to the larger markets of Brazil, Russia and China. Most, if not all of these markets suffered a slowdown in 2013, which continued into 2014 and looks likely to continue into 2015. This economic pressure has been intensified by the fall in commodity prices, particularly oil, for those countries that are net oil producers and exporters. However, overall, they still remain faster growth markets than the slower growth mature markets of the West and will remain a core part of our strategy.

We also remain undiminished bulls on China. In only its first two years, the new leadership immediately addressed issues of corruption and its first Plenum document reinforced the strategic directions of the Twelfth Five Year Plan, with an emphasis on lower quantum, higher quality GDP growth, a switch to consumption from savings, a healthcare and social security safety net and a strengthening of the service sector. The Thirteenth Five Year Plan is likely to do the same. There is a consistency and realism in the approach that looks likely to win through, whilst a $10 trillion Chinese GDP growing today at even 5%, has an even bigger delta effect on the World’s $70 trillion GDP, than a $3 trillion Chinese GDP, growing at 10% ten years ago.

We also remain bullish on Russia, but only in the medium- to long-term. In the short- to medium-term Russia’s GDP growth will be limited or negative, particularly with the oil price south of $80 and sanctions still in place. Perhaps the Minsk agreement and Ukrainian ceasefire will improve the situation, but in 2015, Russian GDP looks as though it will decline by at least 5%. Brazil, also remains difficult with flattish GDP and re-elected President Dilma Rousseff only doing half of what markets want her to do. The one BRIC star, at the moment, remains India, with the new Prime Minister Modi having made a fast start. Elsewhere, Indonesia, Vietnam, Mexico, Colombia, Peru, Nigeria and South Africa remain high on the agenda, albeit tempered by geopolitical uncertainties. Iran and Cuba remain economic possibilities.

However, the continued increase of the hundreds of millions in the new middle-classes in all these countries seems to be the real economic motive force, particularly for the fast-moving consumer goods. On its 25th Anniversary, CNBC together with PwC took a look at the World in 25 more years. China was projected as the world’s biggest economy with GDP of $34 trillion versus $10 trillion now, the USA second at $28 trillion (but still with markedly higher GDP per capita) versus $17 trillion now, and India third. India would be the most populous nation with 1.6 billion people and China second with 1.4 billion. We continue to significantly focus our future on the growth of these markets.

Fourth, although the United States GDP is now growing at around 3% and will be one of the World’s major economic G2 engines again in 2015, there are still the issues of dealing with the US deficit and a record level of $16 trillion of debt in the most effective way. In addition, we have to come off the post-Lehman cheap money drug at some time and the scale and speed of tapering remains the key issue for the continued strength of equity markets. The impact of Federal Reserve easing and tapering remains the elephant in the room.

Fifth, and finally, the increasingly uncertain result of the United Kingdom’s General Election may crimp the strong United Kingdom economic recovery, which equals or even exceeds the United States strength, albeit relatively. If the Conservatives win outright (unlikely?) or lead a coalition or even form a minority government, there will be a Referendum on the EU in 2016 or 2017, which will cause significant uncertainty. If Labour wins outright (also unlikely?), or leads a coalition (more likely with the SNP?) or forms a minority government, it will win partly on a “bashing business” manifesto, which may resonate at the ballot box. All seems a case of “Morton’s Fork”. Either way, the United Kingdom economy may slip into the political cycle again, with austerity in the early part of the five year cycle to deal with the continuing Budget deficit and better times around the next election in five years’ time (or earlier?) - just like the current Chancellor has done so brilliantly for the Coalition, in their first term.

So all in all, whilst clients may be more confident than they were in September 2008 post-Lehman, with stronger balance sheets, sub-trend global GDP growth at around 3.0-3.5% real and 5.0-5.5% nominal, combined with these levels of uncertainty and strengthened corporate governance scrutiny, make them unwilling to take further risks. They remain focused on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost. We see little reason, if any, for this pattern of behaviour to change in 2015, with continued caution being the watchword. There is certainly no evidence to suggest any such change in behaviour so far in 2015, although one or two institutional investors are saying that they are tiring with some companies’ total focus on short-term cost cutting and would favour strategies based more on top line growth.

The pattern for 2015 looks very similar to 2014, but with no maxi- or mini-quadrennial events like the Olympics, or FIFA World Cup or United States Presidential Election (as there will be in 2016), to boost marketing investments. Forecasts of worldwide real GDP growth still hover around 3.0 to 3.5%, with inflation of 2.0% giving nominal GDP growth of around 5.0 to 5.5% for 2015, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman. Advertising should grow at least at a similar rate as GDP, buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. As the former leading Chief Investment Officer of one of the largest investment institutions said perceptively, companies may be running out of ways of reducing costs and have to focus more on top line growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share.

All in all, 2015 looks to be another demanding year, although a weaker UK pound against a stronger US dollar would provide a modest currency tailwind and positive impact on profits, unlike the fierce currency headwind in 2014.

Financial guidance

The budgets for 2015 have been prepared on a cautious basis as usual (hopefully), but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of Western Continental Europe. Our 2015 budgets show the following;

■	Like-for-like revenue and net sales growth of over 3%

■	Target net sales margin improvement of 0.3 margin points excluding the impact of currency

In 2015, our prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We may, in addition, decide that an even more significant proportion of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2015 and beyond. Horizontality has been accelerated through the appointment of 46 global client leaders for our major clients, accounting for over one third of total revenue of almost $19 billion and 16 country managers in a growing number of test markets and subregions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the pharmaceutical and shopper marketing industries and the resulting “team” pitches. Whilst talent and creativity (in the broadest sense) remain the key differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis and AppNexus, through integration of data investment management, for example, Kantar, Rentrak and comScore, and investment in content, for example, Imagina, Vice, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital and Bruin.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and net sales growth greater than the industry average

■	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

Uses of funds

As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the operating and net sales margin targets of 0.3 margin points, the targeted level of share buy-backs will be 2-3% of the outstanding share capital. If achieved, the impact on headline EPS would be equivalent to an incremental improvement of 0.2 margin points. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values, particularly as the average 2014 net debt to EBITDA ratio is 1.6 times, at the low end of our market guidance of 1.5-2.0 times.

Acquisition strategy

There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast growing markets like China, Brazil and India. Transactions will be focused on our strategy of new markets, new media and data investment management, including the application of new technology and big data. Net acquisition spend is currently targeted at around £300 to £400 million per annum, excluding slightly more significant “one-offs”, like IBOPE in Latin America and comScore. We will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

¡	Faster growing geographic markets and sectors

¡	New media and data investment management, including the application of technology and big data

So far in 2015, acquisitions have already been made in the first two months in data investment management in the United States; direct, digital and interactive in Peru; sports marketing in the United States; and healthcare in Australia.

Last but not least………

When WPP advertises for applicants to its annual Marketing Fellowship programme, the headline reads, Ambidextrous Brains Required. Some people say they do not know what that means; but all those in whom WPP would be particularly interested understand immediately.

More than in most occupations, to be successful in marketing communications, you need not only to be able to speculate with unrestrained imagination, but also to scrutinise concepts and ideas with a forensic rigour. The normal shorthand is to say that exceptional marketing is part science and part art: and, as shorthand, that is probably true. It is more and more widely recognised that strong and profitable brands appeal at least as much to the emotions as they do to the reason. Effective brand communicators are those who instinctively understand that truth and delight in working with it.

In a report of this kind, a year’s achievements, if only for fiduciary reasons, have to be expressed almost entirely in terms of numbers. But it must never be forgotten that those numbers are the end product of the personal achievements of tens of thousands of individual people; and people, what’s more, of unusual talent. They have ambidextrous brains; that is why our clients come to us; and why they deserve our gratitude and very public recognition.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235
Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2014

Unaudited preliminary consolidated income statement for the year ended

31 December 2014

					Constant Currency[1]
£ million	Notes	2014	2013	+/(-)%	+/(-)%
Billings		46,186.3	46,209.3	-	6.8

Revenue	6	11,528.9	11,019.4	4.6	11.3
Direct costs		(1,464.1)	(943.3)	(55.2)	(64.4)
Net sales	6	10,064.8	10,076.1	(0.1)	6.3
Operating costs	4	(8,557.5)	(8,665.8)	1.2	(5.0)
Operating profit		1,507.3	1,410.3	6.9	14.6
Share of results of associates	4	61.9	68.1	(9.1)	2.2
Profit before interest and taxation		1,569.2	1,478.4	6.1	14.1
Finance income	5	94.7	64.3	47.3	69.0
Finance costs	5	(262.7)	(267.9)	1.9	(2.3)
Revaluation of financial instruments	5	50.7	21.0	-	-
Profit before taxation		1,451.9	1,295.8	12.0	21.3
Taxation	7	(300.4)	(283.7)	(5.9)	(15.0)
Profit for the year		1,151.5	1,012.1	13.8	23.1

Attributable to:
Equity holders of the parent		1,077.2	936.5	15.0	24.2
Non-controlling interests		74.3	75.6	1.7	(9.1)
		1,151.5	1,012.1	13.8	23.1

Headline PBIT	6,19	1,680.6	1,661.6	1.1	8.0
Net sales margin	6,19	16.7%	16.5%	0.2 [2]	0.3 [2]
Headline PBT	19	1,512.6	1,458.0	3.7	11.6

Earnings per share
Basic earnings per ordinary share	9	82.4p	72.4p	13.8	22.9
Diluted earnings per ordinary share	9	80.5p	69.6p	15.7	24.9

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 Margin points

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2014

£ million	2014	2013
Profit for the year	1,151.5	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(221.2)	(372.6)
Gain on revaluation of available for sale investments	64.6	72.0
	(156.6)	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain on defined benefit pension plans	(86.6)	76.2
Deferred tax on defined benefit pension plans	62.1	(1.2)
	(24.5)	75.0
Other comprehensive loss relating to the year	(181.1)	(225.6)
Total comprehensive income relating to the year	970.4	786.5

Attributable to:
Equity holders of the parent	893.0	727.0
Non-controlling interests	77.4	59.5
	970.4	786.5

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2014

£ million	Notes	2014	2013
Net cash inflow from operating activities	10	1,703.7	1,374.2
Investing activities
Acquisitions and disposals	10	(489.1)	(201.4)
Purchase of property, plant and equipment		(177.9)	(240.7)
Purchase of other intangible assets (including capitalised computer software)		(36.5)	(43.8)
Proceeds on disposal of property, plant and equipment		5.9	7.3
Net cash outflow from investing activities		(697.6)	(478.6)
Financing activities
Share option proceeds		25.0	42.4
Cash consideration for non-controlling interests	10	(5.6)	(19.6)
Share repurchases and buybacks	10	(510.8)	(197.0)
Net increase in borrowings	10	465.2	436.8
Financing and share issue costs		(27.5)	(19.1)
Equity dividends paid		(460.0)	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings		(57.7)	(53.2)
Net cash outflow from financing activities		(571.4)	(207.0)
Net increase in cash and cash equivalents		434.7	688.6
Translation differences		(70.3)	(164.7)
Cash and cash equivalents at beginning of year		1,883.2	1,359.3
Cash and cash equivalents at end of year	10	2,247.6	1,883.2

Reconciliation of net cash flow to movement in net debt:
Net increase in cash and cash equivalents		434.7	688.6
Cash inflow from increase in debt financing		(437.7)	(418.1)
Conversion of bond to equity		—	449.9
Other movements		23.8	21.0
Translation differences		(55.8)	(160.6)
Movement of net debt in the year		(35.0)	580.8
Net debt at beginning of year		(2,240.4)	(2,821.2)
Net debt at end of year	11	(2,275.4)	(2,240.4)

Unaudited preliminary consolidated balance sheet as at 31 December 2014

£ million	Notes	2014	2013
Non-current assets
Intangible assets:
Goodwill	12	9,979.4	9,472.8
Other	13	1,668.9	1,667.8
Property, plant and equipment		772.5	773.3
Interests in associates and joint ventures		759.9	792.8
Other investments		669.2	270.6
Deferred tax assets		239.7	119.4
Trade and other receivables	14	148.6	158.5
		14,238.2	13,255.2
Current assets
Inventory and work in progress		327.3	304.5
Corporate income tax recoverable		145.6	136.0
Trade and other receivables	14	9,530.0	9,088.1
Cash and short-term deposits		2,512.7	2,221.6
		12,515.6	11,750.2
Current liabilities
Trade and other payables	15	(11,784.0)	(10,710.7)
Corporate income tax payable		(158.6)	(120.1)
Bank overdrafts and loans		(653.2)	(941.4)
		(12,595.8)	(11,772.2)
Net current liabilities		(80.2)	(22.0)
Total assets less current liabilities		14,158.0	13,233.2

Non-current liabilities
Bonds and bank loans		(4,134.9)	(3,520.6)
Trade and other payables	16	(624.9)	(457.6)
Corporate income tax payable		(441.2)	(362.6)
Deferred tax liabilities		(667.6)	(650.7)
Provisions for post-employment benefits		(296.2)	(247.5)
Provisions for liabilities and charges		(166.4)	(147.7)
		(6,331.2)	(5,386.7)
Net assets		7,826.8	7,846.5
Equity
Called-up share capital	17	132.6	134.9
Share premium account		508.0	483.4
Shares to be issued		0.3	0.5
Other reserves		36.2	317.3
Own shares		(283.7)	(253.0)
Retained earnings		7,106.7	6,903.7
Equity share owners’ funds		7,500.1	7,586.8
Non-controlling interests		326.7	259.7
Total equity		7,826.8	7,846.5

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2014

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2014	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.4	24.6	(0.2)	-	-	0.2	25.0	-	25.0
Treasury share additions	-	-	-	-	(412.5)	-	(412.5)	-	(412.5)
Treasury share allocations	-	-	-	-	0.6	(0.6)	-	-	-
Treasury share cancellations	(2.7)	-	-	2.7	332.5	(332.5)	-	-	-
Net profit for the year	-	-	-	-	-	1,077.2	1,077.2	74.3	1,151.5
Exchange adjustments on foreign currency net investments	-	-	-	(224.3)	-	-	(224.3)	3.1	(221.2)
Gain on revaluation of available for sale investments	-	-	-	64.6	-	-	64.6	-	64.6
Actuarial loss on defined benefit pension plans	-	-	-	-	-	(86.6)	(86.6)	-	(86.6)
Deferred tax on defined benefit pension plans	-	-	-	-	-	62.1	62.1	-	62.1
Comprehensive income	-	-	-	(159.7)	-	1,052.7	893.0	77.4	970.4
Dividends paid	-	-	-	-	-	(460.0)	(460.0)	(57.7)	(517.7)
Non-cash share-based incentive plans
(including share options)	-	-	-	-	-	102.2	102.2	-	102.2
Tax adjustment on share-based payments	-	-	-	-	-	(0.6)	(0.6)	-	(0.6)
Net movement in own shares held by ESOP Trusts	-	-	-	-	48.7	(147.0)	(98.3)	-	(98.3)
Recognition/remeasurement of financial instruments	-	-	-	(44.1)	-	(4.1)	(48.2)	-	(48.2)
Share purchases - close period commitments	-	-	-	(80.0)	-	(3.9)	(83.9)	-	(83.9)
Acquisition of subsidiaries[1]	-	-	-	-	-	(3.4)	(3.4)	47.3	43.9
Balance at 31 December 2014	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8

Total comprehensive income relating to the year ended 31 December 2014 was £970.4 million (2013: £786.5 million)

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2014 (continued)

£ million	Called- up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2013	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6
Reclassification due to Group reconstruction[1]	-	(176.0)	-	5,133.7	-	(4,957.7)	-	-	-
Ordinary shares issued	0.7	41.7	(1.3)	-	-	1.2	42.3	-	42.3
Share issue/cancellation costs	-	(0.4)	-	-	-	-	(0.4)	-	(0.4)
Shares issued on conversion of bond	7.7	442.2	-	-	-	-	449.9	-	449.9
Reclassification of convertible bond	-	-	-	(44.5)	-	36.1	(8.4)	-	(8.4)
Deferred tax on convertible bond	-	-	-	9.7	-	(7.8)	1.9	-	1.9
Treasury share additions	-	-	-	-	(17.6)	-	(17.6)	-	(17.6)
Treasury share allocations	-	-	-	-	3.3	(3.3)	-	-	-
Net profit for the year	-	-	-	-	-	936.5	936.5	75.6	1,012.1
Exchange adjustments on foreign currency net investments	-	-	-	(356.5)	-	-	(356.5)	(16.1)	(372.6)
Gain on revaluation of available for sale investments	-	-	-	72.0	-	-	72.0	-	72.0
Actuarial gain on defined benefit pension plans	-	-	-	-	-	76.2	76.2	-	76.2
Deferred tax on defined benefit pension plans	-	-	-	-	-	(1.2)	(1.2)	-	(1.2)
Comprehensive income	-	-	-	(284.5)	-	1,011.5	727.0	59.5	786.5
Dividends paid	-	-	-	-	-	(397.3)	(397.3)	(53.2)	(450.5)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	105.4	105.4	-	105.4
Tax adjustment on share-based payments	-	-	-	-	-	47.9	47.9	-	47.9
Net movement in own shares held by ESOP Trusts	-	-	-	-	(72.2)	(107.2)	(179.4)	-	(179.4)
Recognition/remeasurement of financial instruments	-	-	-	(2.4)	-	(0.2)	(2.6)	-	(2.6)
Share purchases – close period commitments	-	-	-	18.3	-	-	18.3	-	18.3
Acquisition of subsidiaries[2]	-	-	-	-	-	(11.2)	(11.2)	3.8	(7.4)
Balance at 31 December 2013	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5

1 On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account and merger reserve (included in other reserves) have been transferred to retained earnings.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 191 to 199 of the 2013 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the year ended 31 December 2014.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2014 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2013 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2014 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2014 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 9 March 2015.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2014 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.6475 to the pound (2013: US$1.5646) and €1.2410 to the pound (2013: €1.1776). The unaudited preliminary consolidated balance sheet as at 31 December 2014 has been prepared using the exchange rates on that day of US$1.5581 to the pound (2013: US$1.6566) and €1.2874 to the pound (2013: €1.2014).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	2014	2013
Staff costs	6,440.5	6,477.1
Establishment costs	711.3	727.4
Other operating costs	1,405.7	1,461.3
Total operating costs	8,557.5	8,665.8

Staff costs include:

£ million	2014	2013
Wages and salaries	4,467.8	4,481.4
Cash-based incentive plans	210.7	222.2
Share-based incentive plans	102.2	105.4
Social security costs	567.8	577.3
Pension costs	148.9	151.3
Severance	37.4	26.9
Other staff costs	905.7	912.6
	6,440.5	6,477.1
Staff cost to net sales ratio	64.0%	64.3%

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Other operating costs include:

£ million	2014	2013
Amortisation and impairment of acquired intangible assets	147.5	179.8
Goodwill impairment	16.9	23.3
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)
Gains on remeasurement of equity interest on acquisition of controlling interest	(9.2)	(30.0)
Investment write-downs	7.3	0.4
Restructuring costs	127.6	5.0

The goodwill impairment charge of £16.9 million (2013: £23.3 million) relates to a number of under-performing businesses in the Group, of which £8.8 million (2013: £5.6 million) is in relation to associates. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £7.3 million (2013: £0.4 million) relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Gains on disposal of investments and subsidiaries of £186.3 million (2013: £6.0 million) include £150.6 million of gains arising on the sale of the Xaxis for Publishers business to AppNexus Inc and the Kantar Media US television measurement business to Rentrak Inc. In both cases, consideration received was in the form of equity issued by the buyer. The Group also recognised a gain of £10.0 million as a result of a reduction in the Group’s equity interest in oOh! Media in Australia.

Restructuring costs of £127.6 million (2013: £5.0 million) comprise £88.7 million of costs (including £67.4 million of severance costs) arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe; and £38.9 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure.

Operating profit includes credits totalling £24.9 million (2013: £19.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2013.

Share of results of associates include:

£ million	2014	2013
Share of profit before interest and taxation	101.8	111.0
Share of exceptional losses	(7.6)	(10.7)
Share of interest and non-controlling interests	(3.1)	(4.6)
Share of taxation	(29.2)	(27.6)
	61.9	68.1

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	2014	2013
Income from available for sale investments	26.0	10.1
Interest income	68.7	54.2
	94.7	64.3

Finance costs include:

£ million	2014	2013
Net interest expense on pension plans	8.0	11.4
Interest on other long-term employee benefits	1.9	1.7
Interest payable and similar charges	252.8	254.8
	262.7	267.9

Revaluation of financial instruments include:

£ million	2014	2013
Movements in fair value of treasury instruments	31.3	6.3
Movements in fair value of other derivatives	15.0	-
Revaluation of put options over non-controlling interests	(8.8)	(1.1)
Revaluation of payments due to vendors (earnout agreements)	13.2	15.8
	50.7	21.0

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2014	2013
Revenue
Advertising and Media Investment Management	5,134.3	4,578.8
Data Investment Management	2,429.3	2,549.7
Public Relations & Public Affairs	891.9	920.7
Branding & Identity, Healthcare and Specialist Communications	3,073.4	2,970.2
	11,528.9	11,019.4
Net sales
Advertising and Media Investment Management	4,502.0	4,463.6
Data Investment Management	1,748.9	1,843.7
Public Relations & Public Affairs	880.4	907.5
Branding & Identity, Healthcare and Specialist Communications	2,933.5	2,861.3
	10,064.8	10,076.1
Headline PBIT[1]
Advertising and Media Investment Management	836.2	824.4
Data Investment Management	272.7	263.8
Public Relations & Public Affairs	139.2	133.8
Branding & Identity, Healthcare and Specialist Communications	432.5	439.6
	1,680.6	1,661.6
Net sales margin[2]
Advertising and Media Investment Management	18.6%	18.5%
Data Investment Management	15.6%	14.3%
Public Relations & Public Affairs	15.8%	14.7%
Branding & Identity, Healthcare and Specialist Communications	14.7%	15.4%
	16.7%	16.5%

1 Headline PBIT is defined in note 19.

2 Net sales margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2014	2013
Revenue
North America[1]	3,899.9	3,744.7
United Kingdom	1,640.3	1,414.0
Western Continental Europe	2,568.8	2,592.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,419.9	3,268.1
	11,528.9	11,019.4
Net sales
North America[1]	3,471.7	3,547.0
United Kingdom	1,396.0	1,303.9
Western Continental Europe	2,142.6	2,217.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,054.5	3,007.4
	10,064.8	10,076.1
Headline PBIT[2]
North America[1]	621.8	616.5
United Kingdom	221.2	204.7
Western Continental Europe	277.2	272.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	560.4	568.4
	1,680.6	1,661.6
Net sales margin[3]
North America[1]	17.9%	17.4%
United Kingdom	15.8%	15.7%
Western Continental Europe	12.9%	12.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	18.3%	18.9%
	16.7%	16.5%

1 North America includes the US with revenue of £3,664.9 million (2013: £3,498.1 million), net sales of £3,254.2 million (2013: £3,310.8 million) and headline PBIT of £588.2 million (2013: £582.6 million).

2 Headline PBIT is defined in note 19.

3 Net sales margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The headline tax rate was 20.0% (2013: 20.2%). The tax rate on reported PBT was 20.7% (2013: 21.9%). The cash tax rate on headline PBT1 was 19.2% (2013: 18.7%).

The tax charge comprises:

£ million	2014	2013
Corporation tax
Current year	373.5	359.1
Prior years	4.4	(48.1)
Tax charge relating to gains on disposal of investments and subsidiaries	21.4	-
	399.3	311.0
Deferred tax
Current year	(69.7)	(9.0)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(23.2)	(10.6)
Deferred tax credit relating to restructuring costs	(14.1)	-
Deferred tax relating to gains on disposal of investments and subsidiaries	13.8	-
	(93.2)	(19.6)
Prior years	(5.7)	(7.7)
	(98.9)	(27.3)
Tax charge	300.4	283.7

The calculation of the headline tax rate is as follows:

£ million	2014	2013
Headline PBT[1]	1,512.6	1,458.0
Tax charge	300.4	283.7
Tax charge relating to gains on disposal of investments and subsidiaries	(21.4)	-
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	23.2	10.6
Deferred tax credit relating to restructuring costs	14.1	-
Deferred tax relating to gains on disposal of investments and subsidiaries	(13.8)	-
Headline tax charge	302.5	294.3
Headline tax rate	20.0%	20.2%

8.	Ordinary dividends

The Board has recommended a final dividend of 26.58p (2013: 23.65p) per ordinary share in addition to the interim dividend of 11.62p (2013: 10.56p) per share. This makes a total for the year of 38.2p (2013: 34.21p). Payment of the final dividend of 26.58p per ordinary share will be made on 6 July 2015 to holders of ordinary shares in the Company on 5 June 2015.

1 Headline PBT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2014	2013	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	1,077.2	936.5
Headline earnings (£ million) (note 19)	1,135.8	1,088.1
Average shares used in basic EPS calculation (million)	1,307.4	1,293.8
Reported EPS	82.4p	72.4p	13.8	22.9
Headline EPS	86.9p	84.1p	3.3	10.6

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2014		2013		+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	1,077.2		947.1
Diluted headline earnings (£ million)	1,135.8		1,098.7
Average shares used in diluted EPS calculation (million)	1,337.5		1,360.3
Diluted reported EPS	80.5	p	69.6	p	15.7	24.9
Diluted headline EPS	84.9	p	80.8	p	5.1	12.6

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. During 2013 these bonds were converted into 76.5 million shares. For the year ended 31 December 2013 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2014	2013
Average shares used in basic EPS calculation	1,307.4	1,293.8
Dilutive share options outstanding	4.8	6.8
Other potentially issuable shares	25.3	30.8
£450 million 5.75% convertible bonds	-	28.9
Shares used in diluted EPS calculation	1,337.5	1,360.3

At 31 December 2014 there were 1,325,747,724 (2013: 1,348,733,317) ordinary shares in issue.

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 21:

Net cash inflow from operating activities:

£ million	2014	2013
Profit for the year	1,151.5	1,012.1
Taxation	300.4	283.7
Revaluation of financial instruments	(50.7)	(21.0)
Finance costs	262.7	267.9
Finance income	(94.7)	(64.3)
Share of results of associates	(61.9)	(68.1)
Operating profit	1,507.3	1,410.3
Adjustments for:
Non-cash share-based incentive plans (including share options)	102.2	105.4
Depreciation of property, plant and equipment	197.3	202.0
Goodwill impairment	16.9	23.3
Amortisation and impairment of acquired intangible assets	147.5	179.8
Amortisation of other intangible assets	31.6	32.7
Investment write-downs	7.3	0.4
Gains on disposal of investments	(186.3)	(6.0)
Gains on remeasurement of equity interest on acquisition of controlling interest	(9.2)	(30.0)
Gains on sale of property, plant and equipment	(0.8)	(0.4)
Operating cash flow before movements in working capital and provisions	1,813.8	1,917.5
Movements in working capital and provisions	295.0	(133.4)
Cash generated by operations	2,108.8	1,784.1
Corporation and overseas tax paid	(289.9)	(273.3)
Interest and similar charges paid	(249.1)	(254.7)
Interest received	69.8	51.3
Investment income	11.9	10.1
Dividends from associates	52.2	56.7
	1,703.7	1,374.2

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2014	2013
Initial cash consideration	(382.7)	(165.1)
Cash and cash equivalents acquired (net)	74.4	25.0
Earnout payments	(34.3)	(27.7)
Purchase of other investments (including associates)	(188.8)	(45.6)
Proceeds on disposal of investments	42.3	12.0
Acquisitions and disposals	(489.1)	(201.4)
Cash consideration for non-controlling interests	(5.6)	(19.6)
Net acquisition payments and investments	(494.7)	(221.0)

Share repurchases and buybacks:

£ million	2014	2013
Purchase of own shares by ESOP Trusts	(98.3)	(179.4)
Shares purchased into treasury	(412.5)	(17.6)
	(510.8)	(197.0)

Net increase in borrowings:

£ million	2014	2013
Repayment of $369 million bonds	(235.3)	-
Repayment of $600 million bonds	(333.7)	-
Repayment of $25 million TNS private placements	(14.6)	-
Proceeds from issue of €750 million bonds	588.7	624.8
Proceeds from issue of $750 million bonds	460.1	-
Proceeds from issue of $500 million bonds	-	314.2
Repayment of €600 million bonds	-	(502.1)
Repayment of convertible bonds	-	(0.1)
	465.2	436.8

Cash and cash equivalents:

£ million	2014	2013
Cash at bank and in hand	1,967.0	2,099.1
Short-term bank deposits	545.7	122.5
Overdrafts[1]	(265.1)	(338.4)
	2,247.6	1,883.2

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Net debt

£ million	2014	2013
Cash and short-term deposits	2,512.7	2,221.6
Bank overdrafts and loans due within one year	(653.2)	(941.4)
Bonds and bank loans due after one year	(4,134.9)	(3,520.6)
	(2,275.4)	(2,240.4)

The Group estimates that the fair value of corporate bonds is £4,944.8 million at 31 December 2014 (2013: £4,344.9 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2014	2013
Within one year	(578.4)	(807.8)
Between one and two years	(748.4)	(575.3)
Between two and three years	(533.7)	(757.5)
Between three and four years	(125.7)	(500.0)
Between four and five years	(125.7)	(92.0)
Over five years	(4,192.3)	(2,968.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,304.2)	(5,700.9)
Short-term overdrafts – within one year	(265.1)	(338.4)
Future anticipated cash flows	(6,569.3)	(6,039.3)
Effect of discounting/financing rates	1,781.2	1,577.3
Debt financing	(4,788.1)	(4,462.0)
Cash and short-term deposits	2,512.7	2,221.6
Net debt	(2,275.4)	(2,240.4)

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £506.6 million (2013: £15.6 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2014 and the date these preliminary consolidated financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	2014	2013
Brands with an indefinite useful life	969.3	957.9
Acquired intangibles	596.9	613.6
Other (including capitalised computer software)	102.7	96.3
	1,668.9	1,667.8

14.	Trade and other receivables

Amounts falling due within one year:

£ million	2014	2013
Trade receivables	6,337.6	5,986.5
VAT and sales taxes recoverable	116.0	82.0
Prepayments	222.1	251.1
Accrued income	2,401.5	2,282.2
Fair value of derivatives	11.4	57.9
Other debtors	441.4	428.4
	9,530.0	9,088.1

Amounts falling due after more than one year:

£ million	2014	2013
Prepayments	1.9	3.7
Accrued income	7.0	20.8
Other debtors	97.8	78.7
Fair value of derivatives	41.9	55.3
	148.6	158.5

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	2014	2013
Trade payables	7,846.3	7,150.2
Deferred income	990.4	917.8
Payments due to vendors (earnout agreements)	67.1	49.7
Liabilities in respect of put option agreements with vendors	27.7	53.5
Fair value of derivatives	75.0	41.8
Share purchases - close period commitments	78.8	—
Other creditors and accruals	2,698.7	2,497.7
	11,784.0	10,710.7

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	2014	2013
Payments due to vendors (earnout agreements)	244.3	143.8
Liabilities in respect of put option agreements with vendors	157.2	85.6
Fair value of derivatives	2.1	19.9
Other creditors and accruals	221.3	208.3
	624.9	457.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2014	2013
Within one year	67.1	49.7
Between 1 and 2 years	67.4	26.1
Between 2 and 3 years	65.1	44.1
Between 3 and 4 years	34.6	54.0
Between 4 and 5 years	51.9	12.9
Over 5 years	25.3	6.7
	311.4	193.5

The Group’s approach to payments due to vendors is outlined in note 21. The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2014	2013
At the beginning of the year	193.5	194.0
Earnouts paid	(34.3)	(27.7)
New acquisitions	136.0	51.9
Revision of estimates taken to goodwill	26.4	(5.7)
Revaluation of payments due to vendors (note 5)	(13.2)	(15.8)
Exchange adjustments	3.0	(3.2)
At the end of the year	311.4	193.5

The Group does not consider there to be any material contingent liabilities as at 31 December 2014.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2014	2013
At the beginning of the year	1,348.7	1,265.4
Exercise of share options	3.9	6.8
Treasury share cancellations	(26.9)	-
Conversion of bond to equity	-	76.5
At the end of the year	1,325.7	1,348.7

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2014:

£ million	2014	2013
Profit before interest and taxation	1,569.2	1,478.4
Amortisation and impairment of acquired intangible assets	147.5	179.8
Goodwill impairment	16.9	23.3
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)
Gains on remeasurement of equity interest on acquisition of controlling interest	(9.2)	(30.0)
Investment write-downs	7.3	0.4
Restructuring costs	127.6	5.0
Share of exceptional losses of associates	7.6	10.7
Headline PBIT	1,680.6	1,661.6

Finance income	94.7	64.3
Finance costs	(262.7)	(267.9)
	(168.0)	(203.6)

Interest cover on headline PBIT	10.0 times	8.2 times

Calculation of headline EBITDA:

£ million	2014	2013
Headline PBIT (as above)	1,680.6	1,661.6
Depreciation of property, plant and equipment	197.3	202.0
Amortisation of other intangible assets	31.6	32.7
Headline EBITDA	1,909.5	1,896.3

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Net sales margin before and after share of results of associates:

£ million	Margin	2014	Margin	2013
Net sales		10,064.8		10,076.1
Headline PBIT	16.7%	1,680.6	16.5%	1,661.6
Share of results of associates (excluding exceptional gains/losses)		69.5		78.8
Headline PBIT excluding share of results of associates	16.0%	1,611.1	15.7%	1,582.8

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2014:

£ million	2014	2013
Profit before taxation	1,451.9	1,295.8
Amortisation and impairment of acquired intangible assets	147.5	179.8
Goodwill impairment	16.9	23.3
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)
Gains on remeasurement of equity interest on acquisition of controlling interest	(9.2)	(30.0)
Investment write-downs	7.3	0.4
Restructuring costs	127.6	5.0
Share of exceptional losses of associates	7.6	10.7
Revaluation of financial instruments	(50.7)	(21.0)
Headline PBT	1,512.6	1,458.0
Headline tax charge (note 7)	(302.5)	(294.3)
Non-controlling interests	(74.3)	(75.6)
Headline earnings	1,135.8	1,088.1
Ordinary dividends	460.0	397.3
Dividend cover on headline earnings	2.5 times	2.7 times

Reconciliation of free cash flow for the year ended 31 December 2014:

£ million	2014	2013
Cash generated by operations (note 10)	2,108.8	1,784.1
Plus:
Interest received	69.8	51.3
Investment income	11.9	10.1
Dividends from associates	52.2	56.7
Share option proceeds	25.0	42.4
Proceeds on disposal of property, plant and equipment	5.9	7.3
Less:
Movements in working capital and provisions	(295.0)	133.4
Interest and similar charges paid	(249.1)	(254.7)
Purchase of property, plant and equipment	(177.9)	(240.7)
Purchase of other intangible assets (including capitalised computer software)	(36.5)	(43.8)
Corporation and overseas tax paid	(289.9)	(273.3)
Dividends paid to non-controlling interests in subsidiary undertakings	(57.7)	(53.2)
Free cash flow	1,167.5	1,219.6

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2014, the Group has access to £6.2 billion of committed facilities with maturity dates spread over the years 2014 to 2043 as illustrated below:

£ million
		2015	2016	2017	2018+
US bond $500m (5.625% ‘43)	320.9				320.9
US bond $300m (5.125% ’42)	192.5				192.5
Eurobonds €750m (2.25%,’26)	582.6				582.6
US bond $750m (3.75%,’24)	481.4				481.4
Eurobonds €750m (3.0% ’23)	582.6				582.6
US bond $500m (3.625% ’22)	320.9				320.9
US bond $812m (4.75% ’21)	521.4				521.4
£ bonds £200m (6.375% ’20)	200.0				200.0
Bank revolver ($2,500m)	1,604.5				1,604.5
£ bonds £400m (6.0% ’17)	400.0			400.0
Eurobonds €750m (6.625% ’16)	582.6		582.6
Eurobonds €500m (5.25% ’15)	388.4	388.4
Total committed facilities available	6,177.8	388.4	582.6	400.0	4,806.8
Drawn down facilities at 31 December 2014	4,573.3	388.4	582.6	400.0	3,202.3
Undrawn committed credit facilities	1,604.5
Drawn down facilities at 31 December 2014	4,573.3
Net cash at 31 December 2014	(2,247.6)
Other adjustments	(50.3)
Net debt at 31 December 2014	2,275.4

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2013 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2014.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3	Carrying value
Derivatives in designated hedge relationships
Derivative assets	-	51.1	-	51.1
Derivative liabilities	-	(74.8)	-	(74.8)
Held for trading
Derivative assets	-	2.2	-	2.2
Derivative liabilities	-	(2.3)	-	(2.3)
Share purchases – close period commitments	(78.8)	-	-	(78.8)
Payments due to vendors (earnout agreements) (note 16)	-	-	(311.4)	(311.4)
Liabilities in respect of put options	-	-	(184.9)	(184.9)
Available for sale
Other investments	134.8	-	534.4	669.2

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial instruments (continued)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2014	(139.1)	247.6
Losses recognised in the income statement	(8.8)	(7.3)
Gains recognised in other comprehensive income	-	96.5
Exchange adjustments	6.5	4.3
Additions	(46.0)	206.6
Disposals	-	(10.7)
Reclassification to subsidiaries	-	(2.6)
Settlements	2.5	-
31 December 2014	(184.9)	534.4

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2014, the weighted average growth rate in estimating future financial performance was 19.8%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2014 was 2.0%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.6 million and £11.7 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.5 million and £6.7 million, respectively. An increase in the liability would result in a reduction in the revaluation of financial instruments (note 5), while a decrease would result in a further gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the year and updated those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2013 in relation to data protection and security and sanctions. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 182 to 185 of the published 2013 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2013 contain a detailed explanation of the risk factors identified by the Group and these are updated and summarised below:

Clients

■

The Group competes for clients in a highly competitive industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

■

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

■	Existing and proposed data protection laws may restrict the Group’s activities and increase our costs.
■

The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business.

■

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Economic

■	The Group’s businesses are subject to recessionary economic cycles. Many of the economies in which the Group operates currently have significant economic challenges.

Financial

■	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.
■	The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.
■	The Group is subject to credit risk through the default of a client or other counterparty.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Principal risks and uncertainties (continued)

Mergers & Acquisitions

■	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.
■	Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

■

The Group operates in 111 countries on a largely decentralised basis with a large number of different operating entities and is exposed to the risks of doing business internationally and of maintaining reliable and uniform internal control procedures.

People

■	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

Regulatory/Legal

■	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
■	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
■

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

■

The Group is subject to laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Appendix 2: Preliminary results for the year ended 31 December 2014 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2014

$ million	2014	2013	+/(-)%
Billings	75,943.6	72,344.5	5.0

Revenue	18,956.0	17,251.5	9.9
Direct costs	(2,407.0)	(1,477.0)	(63.0)
Net sales	16,549.0	15,774.5	4.9
Operating costs	(14,097.4)	(13,547.9)	(4.1)
Operating profit	2,451.6	2,226.6	10.1
Share of results of associates	101.8	107.8	(5.6)
Profit before interest and taxation	2,553.4	2,334.4	9.4
Finance income	154.0	101.2	52.2
Finance costs	(430.9)	(418.7)	(2.9)
Revaluation of financial instruments	82.1	34.4	-
Profit before taxation	2,358.6	2,051.3	15.0
Taxation	(487.2)	(448.1)	(8.7)
Profit for the year	1,871.4	1,603.2	16.7

Attributable to:
Equity holders of the parent	1,749.4	1,485.1	17.8
Non-controlling interests	122.0	118.1	(3.3)
	1,871.4	1,603.2	16.7

Headline PBIT	2,739.8	2,620.1	4.6
Net sales margin	16.6%	16.6%	-
Headline PBT	2,462.9	2,302.6	7.0

Reported earnings per share[2]
Basic earnings per ordinary share	133.8 ¢	114.8 ¢	16.6
Diluted earnings per ordinary share	130.8 ¢	110.4 ¢	18.5

Headline earnings per share[2]
Basic earnings per ordinary share	141.5 ¢	132.9 ¢	6.5
Diluted earnings per ordinary share	138.3 ¢	127.6 ¢	8.4

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of US$1.6475 to the pound for the year ended 31 December 2014 (2013: US$1.5646).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December

2014 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2014

€ million	2014	2013	+/(-)%
Billings	57,366.4	54,431.2	5.4

Revenue	14,323.0	12,978.1	10.4
Direct costs	(1,820.8)	(1,111.0)	(63.9)
Net sales	12,502.2	11,867.1	5.4
Operating costs	(10,616.9)	(10,201.5)	(4.1)
Operating profit	1,885.3	1,665.6	13.2
Share of results of associates	77.2	80.5	(4.1)
Profit before interest and taxation	1,962.5	1,746.1	12.4
Finance income	117.9	75.8	55.5
Finance costs	(325.7)	(315.4)	(3.3)
Revaluation of financial instruments	63.8	25.1	-
Profit before taxation	1,818.5	1,531.6	18.7
Taxation	(376.7)	(335.1)	(12.4)
Profit for the year	1,441.8	1,196.5	20.5

Attributable to:
Equity holders of the parent	1,349.3	1,107.6	21.8
Non-controlling interests	92.5	88.9	(4.0)
	1,441.8	1,196.5	20.5

Headline PBIT	2,099.8	1,961.6	7.0
Net sales margin	16.8%	16.5%	0.3 [2]
Headline PBT	1,892.0	1,722.0	9.9

Reported earnings per share[3]
Basic earnings per ordinary share	103.2 ¢	85.6 ¢	20.6
Diluted earnings per ordinary share	100.9 ¢	82.3 ¢	22.6

Headline earnings per share[3]
Basic earnings per ordinary share	108.6 ¢	99.4 ¢	9.3
Diluted earnings per ordinary share	106.2 ¢	95.4 ¢	11.3

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of €1.2410 to the pound for the year ended 31 December 2014 (2013: €1.1776).

2 Margin points

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a year end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new business billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2014 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Net sales/Net sales margin

Net sales are revenue less direct costs. Net sales margin is calculated as headline PBIT (defined below) as a percentage of net sales. The Group has previously used the terms gross margin and gross profit to refer to net sales.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline tax charge

Taxation excluding tax charge/deferred tax relating to gains on disposal of investments and subsidiaries, net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items and deferred tax credit relating to restructuring costs.

Operating margin

Headline operating profit as a percentage of net sales.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate year in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.